UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On February 28, 2024 Innoviz Technologies Ltd. (the “Company”) announced the appointment of Mr. Avishay Moscovici as the Company’s new Chief R&D Officer.

Mr. Moscovici will oversee the Company’s hardware and software development activities, integrating the two departments and reorganizing the workstreams in a more efficient way that allows for faster product development and simplified customer planning across both hardware and software. Mr. Moscovici replaces Mr. Oren Buskila, who is stepping down from his Chief R&D Officer role to pursue a new opportunity outside of the LiDAR industry.

Mr. Moscovici joined the Company in 2017 and has led the development of its software and perception technologies, currently serving as the Company’s VP of Software Engineering, reporting directly to CEO Omer Keilaf. Mr. Moscovici has over 25 years of leadership experience in cutting-edge technology development, specializing in chip design, modem technology, image processing, and baseband development over various networking architectures and the most advanced DSPs. Mr. Moscovici holds a BSc, an MSc, and an MBA from Tel-Aviv University, all Magna Cum Laude.

The following press release is furnished hereto:

Exhibit No.	Description

99.1	Press Release of Innoviz Technologies Ltd., dated February 27, 2024, titled “Innoviz Reports Fourth Quarter and Full Year 2023 Results, Exceeding Revenue Guidance”.

The financial information included in the condensed consolidated statements of operations, condensed consolidated balance sheets and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-265170 and 333-267646) and Form S-8 (File Nos.333-255511, 333-265169 and 333-270416).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: February 28, 2024